BUCKEYE GP HOLDINGS L.P.
5002 Buckeye Road
Emmaus, PA 18049

July 31, 2006

VIA EDGAR AND FACSIMILE (202) 772-9369

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention:  Mr. Jason Wynn

Re:                             Request for Acceleration of Effectiveness of Registration Statement on
Form S-1 (File No. 333-133433) of Buckeye GP Holdings L.P. (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrant, we hereby request that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on Tuesday, August 2, 2006, at 3:00 p.m. Eastern Standard Time, or as soon thereafter as practicable.

In addition, we represent to the Securities and Exchange Commission (“the Commission”) that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement, and we represent that we will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We further acknowledge that the action of the Commission or the staff acting pursuant to delegated authority in declaring the Registration Statement effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

United States Securities and Exchange Commission
July 31, 2006

Please call the undersigned at (610) 254-4650 or Charlie E. Carpenter of Vinson & Elkins, LLP at (212) 237-0219 with any questions regarding this matter.

BUCKEYE GP HOLDINGS L.P.

By:	MAINLINE MANAGEMENT LLC
Its general partner

By:	Boardwalk GP, LLC
Its general partner

By:	/s/ William H. Shea, Jr.
William H. Shea, Jr.
President and Chief Executive Officer

[LETTERHEAD]

July 31, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Buckeye GP Holdings L.P.
Registration Statement on Form S-1 (File No. 333-133433)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between July 25, 2006 and the date hereof 34,662 copies of the Preliminary prospectus dated July 25, 2006 were distributed as follows: 31,397 to 9 prospective underwriters; 3,101 to 3,101 institutional investors; 145 to 2 prospective dealers; 2 to 2 individuals; 9 to 3 rating agencies and 8 to 8 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00pm on August 2, 2006 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
CITIGROUP GLOBAL MARKETS INC.
UBS SECURITIES LLC

As Representatives of the Prospective Underwriters

By:	/s/ GOLDMAN, SACHS & CO.
(Goldman, Sachs & Co.)